Exhibit 99.2

Ameren Corporation

**Scott A. Cisel**
President Illinois Energy Delivery

300 Liberty Street
Peoria, IL 61602-1404

September 15, 2005

The Honorable Rod R. Blagojevich
Governor
State of Illinois
James R. Thompson Center
100 W. Randolph, Floor 16
Chicago, IL  60601



Dear Governor Blagojevich:

The management of Central Illinois Light Company d/b/a AmerenCILCO, Central Illinois Public Service Company d/b/a AmerenCIPS and Illinois Power Company d/b/a AmerenIP (the "Ameren Illinois Utilities") read with great dismay your letter of September 2, 2005 to the members of the Illinois Commerce Commission ("ICC") in which you requested them to dismiss the Ameren Illinois Utilities' pending competitive procurement dockets, and stated your view that "the ICC is without authority to approve the market-based rates for the procurement of power, including the reverse auction, until this service [to the various markets for electricity, especially the residential market,] has been declared 'competitive'". In order to have a constructive dialogue around this important energy policy issue, we believe it is important that you have a complete understanding of our views regarding your request as it pertains to the law, the facts and sound regulatory and public policy matters. We remain willing to work with all stakeholders to fashion a means of addressing the impacts of the expiration of a decade-long rate reduction and rate freeze in a constructive manner, but we do not believe that the process is enhanced by a proposal that could result in a California-style meltdown in the Illinois electric sector.

At the outset, we believe it is important to point out that the ICC cannot validly dismiss the Ameren Illinois Utilities' pending proceeding without some basis in law, and it has already found, properly, that there is no legal basis for dismissing the case. Notably, the Ameren Illinois Utilities are obligated by law to provide electricity to their customers. Under the Ameren Illinois Utilities' proposal, they will lawfully purchase this electricity from wholesale suppliers at a price determined by the competitive procurement auction, which amount represents their actual cost of procuring such electricity. The law requires that the Ameren Illinois Utilities be permitted to recover their actual cost of providing electric service to their customers. The ICC is bound to follow the law and issue a decision based on the substantial weight of the evidence. We strongly believe, as do many others participating in this case, that the evidence will show that the Ameren Illinois Utilities' proposal is valid, workable and will produce the least-cost power for our customers.

We would also like to share several important facts with you. First, by 2007, our utilities will have experienced periods ranging from nearly 15 to 25 years during which their bundled electric rates have either not changed or declined. As a result, today the Ameren Illinois Utilities' bundled residential electric rates are, on average, 17% below the national average. Given the significant increases in the cost of energy commodities, employee medical benefits and other operating costs during this time period, few utility companies in the country can make similar claims. These facts are, in large part, attributable to the success of deregulation in Illinois. Since the 1997 Restructuring Act was enacted, we estimate that our Illinois residential customers will have saved nearly $1 billion through 2006. However, over the past 15 to 25 years, our utilities have made substantial infrastructure investments and have experienced significant increases in operating costs. In order for our companies to continue to make the necessary infrastructure investments in our businesses going forward, as well as continue to provide well paying jobs and employee benefits for our workforce, we need to recover these additional costs in order to remain viable.

Second, the Ameren Illinois Utilities own virtually no generation and our existing supply contracts expire at the end of 2006. Accordingly, if the lights are to remain on come January, 2007, we need to purchase power somewhere, from someone. Last year, many stakeholders participated in numerous workshops to consider the best method for us to procure this power. The method that received most support, by far, was the reverse auction process. That process is fair, transparent, tested and will render the lowest cost power for customers. It will not boost our profits - we seek only to recover our costs of acquiring supply in the wholesale market - not a penny more and not a penny less.

Third, we cannot turn to affiliates for power supply at below-market prices. Our affiliates have only enough generation to supply about half of our Illinois distribution load, and cannot sell what they have to us at prices below market under Federal Energy Regulatory Commission standards. Moreover, by law, our distribution companies cannot subsidize a generator's operations, and a generator cannot be required to subsidize us.

Fourth, we believe it is important to recall that on two occasions in recent years, Ameren has purchased and essentially rescued two troubled Illinois utilities: AmerenCILCO, whose credit ratings were low investment grade, and whose service quality was the subject of an ICC investigation; and AmerenIP, which was saddled by overwhelming debt and a junk (below investment grade) status credit rating. We have restored AmerenCILCO's credit ratings and service to a high level, and we have invested nearly a billion dollars in equity in AmerenIP to reduce its crushing debt, restore it to an investment grade credit rating status, protect Illinois jobs and end all talk of bankruptcy. At the same time, we have meaningfully increased the level of energy infrastructure investments in these entities. We find it hard to believe that it is sound public policy to take several steps backwards in the rebuilding of these important Illinois companies.

Fifth, any action that impairs the ability of the Ameren Illinois Utilities to recover, in a timely fashion, our single largest cost – purchased power – could result in a host of adverse consequences. Those consequences include a significant drop in credit ratings (potentially to below investment grade status), a loss of access to the capital markets, and higher borrowing and power supply costs. As we learned in California (and with AmerenIP), suppliers sell power to a poor credit risk at a higher price than the price they will sell to a good credit risk. Other adverse consequences could include the inability to make timely energy infrastructure investments, reduced customer service, job losses and financial insolvency. As California learned, the hard way, consumers and taxpayers had to foot the bill. Certainly, this is not a road that the State of Illinois wishes to proceed down. No one wins.

Lastly, denying the Ameren Illinois Utilities full and timely recovery of our legitimately incurred power supply costs would be unlawful under the Constitutions of the United States and Illinois. This would needlessly create a number of legal issues, and potentially protracted litigation, that would not benefit stakeholders.

Governor Blagojevich, our objective all along has been to present a viable, long-term energy solution for our customers that produces the least cost option that is consistent with state and federal laws and reflects sound public, economic and regulatory policy. We are certain that you and other key stakeholders in the process share this objective. We look forward to engaging in further dialogue with you and other key stakeholders to find a constructive solution to this important matter.

Sincerely,

cc:     Senate President Emil Jones, Jr.
        Speaker of the House Michael J. Madigan
        ICC Chairman C. Edward Hurley
        ICC Commissioner Kevin Wright
        ICC Commissioner Lula Ford
        ICC Commissioner Erin O'Connell-Diaz
        ICC Commissioner Robert Lieberman